Exhibit 12(b)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Nine months ended September 30, 2017
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$3,598
Plus:
Interest and other financial charges included in expense(b)	3,633
One-third of rental expense(c)	377
Adjusted "earnings"	$7,608

Fixed charges:
Interest and other financial charges included in expense(b)	$3,633
Interest capitalized	31
One-third of rental expense(c)	377
Total fixed charges	$4,041

Ratio of earnings to fixed charges	1.88

Preferred stock dividend requirements	$252

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	0.93

Preferred stock dividend factor on pre-tax basis	$233
Fixed charges	4,041

Total fixed charges and preferred stock
dividend requirements	$4,274

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.78

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.